UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 6, 2021 titled “GeoPark Limited Announces Tender Offer For Up To U.S. U.S.$255,000,000 of its 6.500% Senior Notes Due 2024 and Solicitation of Consents for Proposed Amendments to the Related Indenture”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK LIMITED ANNOUNCES TENDER OFFER FOR UP TO U.S.$255,000,000 OF ITS 6.500% SENIOR NOTES DUE 2024 AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS TO THE RELATED INDENTURE

Bogota, Colombia, April 6, 2021 — GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), an exempted company incorporated under the laws of Bermuda announced today that it commenced a tender offer to purchase for cash (the “Tender Offer”), up to U.S.$255,000,000 aggregate principal amount outstanding (the “Maximum Tender Amount”) of its 6.500% Senior Notes due 2024 (the “Notes”) (CUSIP Nos. 37255B AA7 / G38327 AA3 and ISIN Nos. US37255BAA70 / USG38327AA304) and a solicitation of consents (the “Consent Solicitation”) for proposed amendments to the related indenture (the “Indenture”). The Tender Offer and the Consent Solicitation are being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated April 6, 2021 (the “Statement”), and related consent and letter of transmittal. The Tender Offer will expire at 11:59 p.m. New York City time, on May 3, 2021, unless extended or earlier terminated by the Company in its sole discretion, subject to applicable law (the “Expiration Time”).

The purpose of the Tender Offer is to acquire outstanding Notes up to the Maximum Tender Amount, and the purpose of the Consent Solicitation is to obtain Consents (as defined below) to effect the Proposed Amendments (as defined below).

CONSIDERATION

The consideration for the Notes validly tendered (and not validly withdrawn) pursuant to the Statement (the “Tender Offer Consideration”) and accepted for purchase pursuant to the Tender Offer is U.S.$1,000 for each U.S.$1,000 principal amount of the Notes. Subject to the terms and conditions set forth in the Statement, the Company is also offering to pay the Early Tender Payment (as defined below) to each holder of Notes who validly tenders (and does not validly withdraw) its Notes and thereby validly delivers (and does not validly revoke), at or prior to 5:00 p.m., New York City time, on April 19, 2021, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Early Tender Deadline”), its consent to the proposed amendments to the Indenture (the “Proposed Amendments”). We refer to the Tender Offer Consideration plus the Early Tender Payment (as defined below), including the Consent Payment (as defined below), as the “Total Consideration.” We refer to the “Early Tender Payment” as an amount in cash equal to U.S.$50 for each U.S.$1,000 principal amount of Notes tendered, which includes an amount in cash equal to U.S.$2 (the “Consent Payment”) for each U.S.$1,000 principal amount of Notes tendered by such holder of Notes and accepted by the Company for purchase in the Tender Offer. No tenders of Notes submitted after the Expiration Time will be valid.

The following table summarizes the Tender Offer Consideration, the Early Tender Payment, the Total Consideration and the Consent Payment for each U.S.$1,000 principal amount of Notes.

Notes	CUSIP / ISIN	Outstanding Principal Amount(1)	Tender Offer Consideration (2)(3)	Early Tender Payment (including Consent Payment) (2)	Total Consideration (2)(3)(4)	Consent Payment (2)(5)(6)
6.500% Senior Notes Due 2024	Rule 144A: 37255B AA7 / US37255BAA70 Regulation S: US37255BAA70 / USG38327AA30	U.S.$425,000,000	U.S.$1,000	U.S.$50	U.S.$1,050	U.S.$2

(1) As of April 6, 2021.
(2) For each U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase, or with respect to which the applicable holder of Notes has provided its Consent, as applicable.

(3) Excludes accrued interest on the Notes, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

(4) The Total Consideration consists of the Tender Offer Consideration plus the Early Tender Payment (which includes the Consent Payment).

(5) In respect of the Tender Offer, the Consent Payment is included in, and is not additional to, the Early Tender Payment.
(6) Holders of Notes that validly tender their Notes and thereby deliver their Consents at or prior to the Early Tender Deadline (and do not validly withdraw such Notes and therefore do not validly revoke the related Consents) will be eligible to receive the Consent Payment in respect of such Notes, even if a smaller principal amount is accepted for purchase pursuant to the Tender Offer due to proration.

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest from the last interest payment date on such purchased Notes up to, but not including, the date on which the applicable Notes are redeemed.

THE CONSENT SOLICITATION AND PROPOSED AMENDMENTS

Pursuant to the Consent Solicitation, the Company is soliciting from holders of Notes consents (“Consents”) to the Proposed Amendments, to more closely align and conform certain covenants, definitions and other terms in the Indenture with those contained in the indenture governing our 5.500% senior notes due 2027, which will allow us to more efficiently operate our business.

In particular, the Proposed Amendments would, among others, (i) permit the Issuer to send any notice for redemption of the Notes at least 15 days before the redemption date to the trustee (instead of 35 days) and at least 10 days (instead of 30) but not more than 60 days before the redemption date to the Holders of Notes, (ii) set the Interest Coverage Ratio to 2.50 to 1.00 and the Net Leverage Ratio to 3.25 to 1.00, in each case for purposes of determining whether the Issuer or any Guarantor may Incur additional Debt, (iii) permit the Issuer and any Restricted Subsidiary to Incur additional Debt by increasing the maximum Permitted Debt that may be Incurred pursuant to the credit facilities basket, the capitalized lease obligations basket and the general basket from the greater of $40.0 million or 8.5% to the greater of $125.0 million or 12% of Consolidated Tangible Assets, (iv) change the measurement period for purposes of evaluating the restricted payments builder basket from January 1, 2019 (instead of January 1, 2017) to the last day of our most recent completed fiscal quarter for which internal financial statements are available and the measurement date for the restricted payments builder from September 21, 2017 to January 17, 2020, (v) increase the Starter Amount for the restricted payment builder basket from $20.0 million to $40.0 million, (vi) increase the general restricted payments basket from $25.0 million to $35.0 million, (vii) increase the threshold of Debt Guaranteed or Incurred by a future acquired or created subsidiary above which such subsidiary must Guarantee the Notes from $90.0 million to $100.0 million, (viii) increase the threshold of Excess Proceeds from $30.0 million to $50.0 million, (ix) permit the Issuer to purchase any and all Notes that are tendered and not withdrawn pursuant to an offer to purchase in excess of the purchase amount related to the net proceeds of an asset sale to be applied for the purchase of Notes under the Indenture, (x) increase the cross-default threshold of outstanding debt from $30.0 million to $40.0 million for the purpose of determining if an event of default under the Indenture has occurred, (xi) increase the threshold of a final judgment entered against the Issuer or a Restricted Subsidiary for the payment of money from $30.0 million to $40.0 million for determining whether an event of default under the Indenture has occurred, (xii) increase the limit for excluding the dispositions of assets from the definition of an Asset Sale under the Indenture from less than $10.0 million to less than $20.0 million, (xiii) increase the general basket of Permitted Liens under the Indenture from $60.0 million to $120.0 million, (xiv) add to, amend, supplement or change certain other defined terms contained in the Indenture related to the foregoing, and (xv) include certain conforming changes to the Indenture to effect the foregoing.

Any holder of Notes who tenders Notes pursuant to the Tender Offer prior to the Early Tender Deadline will be deemed to have delivered a Consent in respect of such tendered Notes to the Proposed Amendments. Holders may not deliver their Consent to the Proposed Amendments without tendering their Notes.

Holders that validly tender Notes and thereby deliver their Consents at or prior to the Early Tender Deadline (and do not validly withdraw such Notes and concurrently revoke such Consents) will be eligible to receive the Consent Payment in respect of such Notes, even if a smaller principal amount is accepted for purchase pursuant to the Tender Offer due to proration. Holders of Notes should refer to the Statement for a detailed description of the Tender Offer’s proration procedures.

A holder that has previously tendered Notes may not revoke a Consent without withdrawing the previously tendered Notes to which such Consent relates. Notes may only be withdrawn, and Consents revoked, prior to the Early Tender Deadline, unless extended by the Company in its sole discretion, subject to applicable law.

CONDITIONS

The Tender Offer is subject to, and conditioned upon, among other things, a Financing Condition (as defined in the Statement), the Second Supplemental Indenture Condition (as defined in the Statement) and the General Conditions (as defined in the Statement). The Company may amend, extend or terminate the Tender Offer and the Consent Solicitation in its sole discretion, subject to applicable law.

SETTLEMENT

Subject to the terms and conditions of the Tender Offer and Consent Solicitation being satisfied or waived, and to the Company’s right to amend, extend, terminate or withdraw the Tender Offer and Consent Solicitation, the Company expects that payment for all Notes validly tendered (and not validly withdrawn) prior to the Early Tender Deadline and accepted by the Company will be made on the business day the Company selects promptly following the Early Tender Deadline, or the business day on which the Company waives the conditions for the consummation of the Tender Offer and Consent Solicitation, which is expected to be April 26, 2021 (the “Initial Settlement Date”). Payment for all Notes validly tendered after the Early Tender Deadline and at, or prior to the Expiration Time, and accepted by the Company, will be made on the business day the Company selects promptly following the Expiration Time or the business day on which the Company waives the conditions to consummation of the Tender Offer and Consent Solicitation, which is expected to be May 6, 2021 (the “Final Settlement Date”).

OTHER

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. In addition, this news release is not a solicitation of consents with respect to the Proposed Amendment. The Tender Offer and the Consent Solicitation are being made only pursuant to the Statement and related consent and letter of transmittal, copies of which will be delivered to holders of Notes. The Company has retained BofA Securities, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC to serve as the dealer managers and solicitation agents for the tender offer. Questions regarding the tender offer may be directed to BofA Securities, Inc. at (888) 292-0070 or (646) 855-8998, Credit Suisse Securities (USA) LLC at (212) 325-7823 or (800) 820-1653, and J.P. Morgan Securities LLC at (866) 834-2045 or (866) 834-2045. Requests for documents may be directed to D.F. King & Co., the information agent for the Tender Offer and the Consent Solicitation, the tender agent for the Tender Offer and the tabulation agent for the Consent Solicitation, at (866) 207-3626 (toll-free) or at (212) 269-5550 (collect) or at by e-mail at gprk@dfking.com.

The statement and the related letter of transmittal should be read carefully before a decision is made with respect to the tender offer and consent solicitation. none of the company, any dealer manager and solicitation agent, the information agent, the tender agent, the tabulation agent or any trustee, paying agent, transfer agent or listing agent, makes any recommendation as to whether or not holders of notes should tender their notes or provide their consents.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the tender offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Company.

ABOUT GEOPARK

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil, Ecuador and Argentina.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Tender Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 6, 2021